Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIPT OF
AN ACCELERATION NOTICE FROM BANK LEUMI

Tel Aviv, Israel, March 20, 2013, Elbit Imaging Ltd. ("EI" or the "Company") (TASE, NASDAQ: EMITF) announced today that it has received a letter from Bank Leumi le-Israel B.M. (the "Bank") demanding repayment within ten days of the outstanding balance of approximately $14.1 million (approximately NIS 52 million) due primarily under the loans made by the Bank to the Company (the "Loans"). The Bank stated that it was taking this action in light of the Company's current financial condition and the Company having informed the Bank that it would not be making the upcoming payment to the Bank on March 29, 2013 of principal and interest due under the Loans. The Bank also informed the Company that it had placed a freeze on certain accounts maintained by the Company with the Bank in which the Company holds cash and trading securities in the amount of approximately NIS 13 million ("Leumi Accounts") until the outstanding amounts due are repaid. The Bank has also notified the Company that should such repayment will not be made within ten days the Bank is preserving his rights to take all actions necessary in order to protect his rights under the loan agreements including offsetting any amounts in the Leumi accounts against the Loans.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activity - venture capital investments.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2011, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il
Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054